October 11, 2011

By Electronic Submission
Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	World Surveillance Group Inc.
Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2010
Filed September 19, 2011
Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed September 19, 2011
File No. 001-32509

Mr. Spirgel:

This letter reflects our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 27, 2011 to Mr. Glenn D. Estrella, our President and Chief Executive Officer (the “Comment Letter”).  The Comment Letter relates to our Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2010 which was filed with the Commission by the Company on September 19, 2011 (the “Form 10-K”) and the Amendment No. 2 to Form 10-Q for the fiscal quarter ended June 30, 2011 which was filed with the Commission by the Company on September 19, 2011.

Please note that the Company’s Form 10-Q has also been modified in the Amendment No. 3 to reflect the Company’s responses to the comments of the Staff on our Amendment No. 2 to Form S-1 filed on September 1, 2011 where relevant and appropriate.

The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s comments were organized.

State Road 405, Building M6-306A, Room 1400
Kennedy Space Center, FL 32815

Form 10-K for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Note 3

SkySat Sale, page 51

COMMENT 1:  We note your response to comment two from our letter dated September 8, 2011. The consideration having been received and used in 2010 does not mean that the revenue was earned. As noted in our prior comment, the development of SkySat was incomplete at the time of the transaction with GTC, therefore it appears that the $250,000 should have been allocated to deferred revenue. Please revise your financial statements and disclosure as appropriate or advise us.

RESPONSE 1: The Company respectfully believes that the $250,000 purchase price that it received from GTC pursuant to the agreement between the Company and GTC dated April 20, 2010 (the “Contract”) (which was filed as exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on April 27, 2010) was properly classified as revenue as opposed to deferred revenue. The Company received the $250,000 purchase price from GTC in 2010 and used the entire amount to continue the development of the SkySat airship by the end of fiscal 2010, as required by the terms of the Contract. The Company performed all of its obligations under the Contract and believes that all of the requirements under its revenue recognition policy were met, and thus that the $250,000 was properly deemed revenue. There was no obligation under the Contract to provide to GTC a fully viable, commercial airship – the obligation was merely to use the proceeds received under the Contract to further the airship’s development.  The proceeds were both received and expended by the end of 2010 and the terms of the Contract were fully performed by the Company.  The Company does not believe that it is required to allocate the $250,000 as deferred revenues or classify any amounts as restricted cash in the 2010 annual financial statements. The revised disclosure in the Company’s financial statements for the six months ended June 30, 2010 that was made in Amendment No. 2 to the Company’s Form S-1 reflected the fact that $100,000 of the $250,000 purchase price had not yet been received or earned pursuant to the terms of the Contract as of June 30, 2010 and should thus be reflected as deferred revenue.  The Company respectfully believes no further modification to its disclosure or financial statements is required in connection with this matter.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Condensed Consolidated Balance Sheets, page 3

COMMENT 2: We note your response to comment three from our letter dated September 8, 2011. Please explain why assets with such significant value to the company do not appear to be discussed in the financial statements provided for GTC in your Form 8-K/A filed August 9, 2011. Further, please tell us how you determined the fair value of these assets. Finally, in the revised accounting policy disclosure on page 10 you mention a number of property and equipment categories however you still do not provide a property and equipment footnote that breaks out your balance into these categories. Please revise your filing to provide a separate property and equipment footnote that includes a break out of your balance.

RESPONSE 2: GTC purchased the appliqués (the “Applique Assets”) over a period of years in connection with certain contracts to provide tracking and messaging services to government and government-related customers.  In order to provide such services, GTC purchased the Applique Assets and then installed them at various Globalstar ground stations throughout the world. While GTC is no longer providing messaging and tracking services to those government-related customers under the above referenced contracts, GTC continues to use the Applique Assets to provide such services to other customers. GTC originally expensed the Applique Assets as cost of goods sold.  The Company purchased all of the outstanding capital stock of GTC on May 25, 2011, as a result of which GTC became a wholly owned subsidiary of the Company.  Following the acquisition and in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 805, Business Combinations, and Fair Value Measurements and Disclosures (ASC Topic 820), the Company utilized observable Level 2 inputs to determine the fair value of the Applique Assets.  The Company recognized the Applique Assets as tangible assets and recorded their fair value based upon quoted replacement value obtained from an independent vendor.  The Applique Assets are used currently by GTC to provide messaging and tracking services creating revenue for GTC.  The Company intends to expand these services to a larger commercial customer base in the future.  The Applique Assets are being depreciated over their remaining useful life, which has been determined to be through 2025, based on the life of Globalstar’s satellite constellation. The Company respectfully believes no further modification to its disclosure or financial statements is required in connection with this matter.

Please see the revised disclosure on page 12 of our Amendment No. 3 to Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 to reflect a new property and equipment footnote.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact the undersigned at 321-452-3545 if you have any questions or comments with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter.  Thank you.

Very truly yours,

/s/ Barbara M. Johnson

Barbara M. Johnson
Vice President, General Counsel and
Secretary

Cc: Stephen M. Fleming, Esq.